

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2014

Via E-mail
Michael A. Refolo
Mirick, O'Connell, DeMallie & Lougee, LLP
100 Front Street
Worcester, MA 01608-1477

> **Re:** **World Energy Solutions, Inc.**
> **Amendment No. 1 to Schedule 14D-9**
> **Filed December 8, 2014**
> **File No. 005-82460**

Dear Mr. Refolo:

We have reviewed the filing and have the following comments.

Amended Schedule 14D-9

Opinion of Duff & Phelps, page 23

1. Please add disclosure clarifying how Duff & Phelps' liability in connection with its opinion letter is limited per the terms of the engagement letter between Duff & Phelps and the company. In that regard, we note the statement on page I-4 regarding Duff & Phelps' liability in connection with its opinion letter.

Certain Management Projections, page 34

2. Please expand the disclosure added in response to prior comment 2 to enhance shareholder understanding of the key assumptions underlying the Projections by identifying the basis for each key assumption. For example, consider indicating whether the assumed values represent an increase or decrease relative to current or historical values and quantifying each assumption. See Item 10(b)(3) of Regulation S-K for guidance.

Please contact me at (202) 551-3589 or Dan Duchovny, Special Counsel, at (202) 551-3619 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Philip V. Adams
        World Energy Solutions, Inc.